August 3, 2007

VIA EDGAR TRANSMISSION

Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	BioSpecifics Technologies Corp. (“BioSpecifics”) Form 10-KSB for the Fiscal Years Ended December 31, 2005, 2004 and 2003 Form 10-QSB for the Period Ended September 30, 2006 File No. 000-19879

Dear Mr. Rosenberg:

We thank you for your comment letter dated July 20, 2007 (“Letter of Comment”) from the Staff of the Securities and Exchange Commission relating to the Form 10-KSB for the fiscal years ended December 31, 2005, 2004 and 2003 referenced above (the “2005 Form 10-KSB”) and the Form 10-QSB for the period ended September 30, 2006 (the “Form 10-QSB”).  We are hereby writing to respond to the comments set forth in the Letter of Comment.  As discussed with Tabatha Akins on July 31, 2007, we plan on filing Amendment No. 1 to the 2005 Form 10-KSB upon indication from the Staff that our proposed revisions, as set forth in this response letter, would satisfactorily resolve the issues raised in the Letter of Comment.

2005 Form 10-KSB

General

COMMENT:

1.	You are delinquent in filing your quarterly and annual reports. Please file a Form 12b-25 and file your periodic reports promptly.

RESPONSE:

Jim B. Rosenberg
August 3, 2007

We plan to file Forms 12b-25 for all quarterly and annual reports that are currently delinquent and to actually file any such reports as soon as possible.

Item 6. Management’s Discussion and Analysis of Plan of Operation, page 31

Selected Financial Data, page 32

COMMENT:

2.
Please revise your table here to clearly label the table as “restated.”  This comment also applies to various areas throughout the document where you are restating the 2003 audited period, including the financial statements.

RESPONSE:

We will revise the table referenced to clearly label the table as “restated.”  We will also revise various other parts of the 2005 Form 10-KSB to include the word “restated,” where the restated 2003 audited period is discussed, including the financial statements.

Item 8A. Controls and Procedures, page 46

COMMENT:

3.	Please amend your filing to include the information required in Item 307 of Regulation S-B.

RESPONSE:

We will revise Item 8A, Controls and Procedures to include the information required by Item 307 of Regulation S-B.  Our proposed language for this Item is as follows:

“Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that (i) our controls and procedures are not effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, as amended, is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure, and (ii) our controls and procedures are not effective in providing reasonable assurance that the information required to be disclosed in this Report has been recorded, processed, summarized and reported as of the end of the period covered by this Report.

Jim B. Rosenberg
August 3, 2007

In light of the material weaknesses described below, we performed additional analyses and other procedures to ensure that our consolidated financial statements included in this Report were prepared in accordance with GAAP.  These measures included, among other things, expansion of our year-end closing procedures, and dedication of additional external consultants to scrutinize account analyses and reconciliations at a detailed level. As a result of these and other expanded procedures, we concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

A material weakness is a control deficiency, or combination of control deficiencies (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. Management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2005:

•           We did not maintain an effective control environment and specifically, elements of our finance organization were not structured with appropriate resources to ensure the consistent execution of their responsibility to provide independent and pro-active leadership in the areas of monitoring of controls, disclosure reviews and financial reporting.  In 2005, we put in place new accounting software to address these issues.

•           We lacked appropriate internal controls over our cash disbursement system. As a result, duplicate payments were made to certain vendors and may have been made to others.  We believe that the total amount of duplicate payments was less than $10,000. We are pursuing those vendors who received duplicate payments and who have not yet made refunds.  Our new accounting software referred to above should minimize the likelihood of this problem from occurring in the future.

•           We advanced our former Chairman and CEO $6,000, which could be considered a loan, in contravention of SEC rules and regulations, which was subsequently repaid approximately two weeks later.

Jim B. Rosenberg
August 3, 2007

•           In order to minimize the risk of loss, the Audit Committee mandated in 2006 that non-recurring payments over $10,000 require Board approval and that all checks in excess of $10,000 require two signatures.  We implemented the dual signature requirement until the termination of our CFO.  After the termination of our CFO, such amounts require approval by one member of our Audit Committee.

•           We did not maintain effective control of our capital structure, resulting in the issuance of 56,388 shares of our common stock by management, without Board approval, to an outside consultant who provided personal services to our former Chairman and CEO in addition to providing services to the Company.  In addition, the value of these services were not recorded as compensation to our former Chairman and CEO for tax purposes in prior years. In 2006, we recorded $73,882 in additional compensation to our former Chairman and CEO. In addition, management, without proper Board approval, extended the exercise period of 148,800 incentive stock options to January 2006, April 2007 and July 2007 for three former employees beyond that allowed by the various stock option plans that were approved by stockholders resulting in an expense of $59,326.  The Audit Committee subsequently implemented controls in order to prevent the recurrence of such actions without the prior approval of the Compensation Committee.

•           Based on the advice of former legal counsel the Company issued 127,419 freely tradable securities to its employees from treasury stock.  We have since been advised by our current legal counsel that such issuances are not permitted and we have since discontinued such practice.

•           In June 2005 our former Chief Financial Officer (“CFO”) was issued by the Company and improperly sold, based on the advice of former legal counsel, 14,819 shares at a fair market value of $13,485 with an issuance value of $15,560. In July 2006 the former CFO sold 10,000 shares at a fair market value of approximately $9,600 with an issuance value of $15,000.  In December 2006, our insider trading policy was revised to require the approval of our current legal counsel prior to executing any such transactions.

•           We did not maintain effective controls over the financial reporting process due to an insufficient number of  personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with its financial reporting requirements and the complexity of the our operations and transactions. Additionally, we did not maintain effective controls to ensure there is adequate monitoring and oversight of the work performed by accounting and financial reporting

Jim B. Rosenberg
August 3, 2007

personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with GAAP. As a result, we had to re-create our financial records for 2005 by reviewing the original source documents and we re-entered all transactions into our new accounting system.

•           We did not maintain effective controls to ensure there is adequate analysis, documentation, reconciliation, and review of accounting records and supporting data. Specifically, we did not utilize a network computer system for our accounting department, which was not adequately backed up. As a result of the failure to both back up the system, and the failure of the stand alone PC, we may not have adequate financial records to support our financial statements prior to the year ended December 31, 2004.

•           We did not maintain adequate records concerning various corporate matters.

•           We made the determination that it is necessary to restate our consolidated financial statements for the year ended December 31, 2003 to accrue for additional rent expense due on our U.S. facility, for payroll taxes, penalties and interest attributable to our Curacao facility, interest due on loans due to a former director of the Company and to a partner of The S.J. Wegman Company, an adjustment in notes receivable due from our former Chairman and CEO due to the incorrect allocation between interest and principal and a reclassification to correct prepaid insurance and prepaid payroll. Whereas we do not consider the effect to our net loss material, the individual components of each adjustment disclosed above may be considered material to their individual line items within our consolidated financial statements.  We filed a report on Form 8-K with the SEC regarding the 2003 restatement on January 25, 2007, as amended on February 7, 2007.

•           We did not adequately monitor the business expenses of our officers who were also our directors at the time. The independent Board members have mandated that such expenses be reviewed and approved by our CFO. Following the termination of our CFO, such expenses require approval by one member of our Audit Committee.  We believe these amounts are less than $100,000 per year in the aggregate.

•           The Company has not filed either its federal or state corporate tax returns since the calendar year 2002 but has paid the estimated tax due New York state.  However, due to the existence of net operating loss and tax credit carry forwards, the Company believes that no tax is due for those years.  The Company plans to file these returns and to pay any associated fines therewith.

Jim B. Rosenberg
August 3, 2007

There have been changes in our internal control over financial reporting identified in connection with the evaluation that occurred during the fourth fiscal quarter  of 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Specifically we have made the following changes

•           In response to the identified material weaknesses, our management, with oversight from our Audit Committee, has dedicated additional resources and engaged external consultants to support management in its efforts to improve our control environment. We have replaced both internal staff and external consultants with experienced external consultants. As we have only five employees as of fiscal year end 2005, we will be utilizing external consultants unless and until the business model allows for full time accounting staff to support the CFO.   Following the termination of our CFO, the Company has relied more heavily on such external consultants.  These ongoing efforts are focused on implementing process changes to strengthen our internal control and monitoring activities.

Notwithstanding the above mentioned weaknesses, we believe that the consolidated financial statements included in this Report fairly present our consolidated financial position as of, and the consolidated results of operations for the years ended December 31, 2005, 2004 and 2003.

COMMENT:

4.	Please amend your filing to comply with Items 308T(a)(4) and 308T(b) of Regulation S-B. Clarify what specific changes were made in your internal controls.

RESPONSE:

Item 308T of Regulation S-B is a temporary section that only applies to annual reports filed by small business issuers for a fiscal year ending on or after December 15, 2007 but before December 15, 2008.  As the 2005 Form 10-KSB is for fiscal years that do not fall within this time period, we do not believe that it is necessary to amend our filing to comply with Item 308T.

Index to Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003, F-1

Report of Independent Registered Public Accounting Firm, page F-2

COMMENT:

Jim B. Rosenberg
August 3, 2007

5.
As your auditor does not assume responsibility for the 2003 financial statements, please include the auditors’ report of the predecessor auditor modified as appropriate.  Refer to Question 9 of the PCAOB Staff Questions and Answers – Adjustments to prior-period financial statements audited a predecessor auditor.

RESPONSE:

Our current auditor has issued its opinion in regards to the restated portions of the 2003 financial statements.  Our predecessor auditor issued an opinion in connection with the 2003 financial statements that was filed with our Form 10-KSB for the fiscal year ended December 31, 2003.  However, after many requests our predecessor auditor has refused to reissue its opinion in regards to the non-restated portions of the 2003 financial statements in the 2005 Form 10-KSB, despite the fact that we believe that it is their professional responsibility to do so under the current PCAOB rules.  Because we are a small business with limited cash resources and staff, we do not believe it is practical for the company or meaningful to our investors to re-commence an audit for the 2003 financial statements with our current auditor.  We are therefore seeking a waiver from this requirement, as set forth in the attached letter to Todd Hardiman, Associate Chief Accountant, Division of Corporate Finance.

Form 10-QSB

COMMENT:

6.	Please revise to include the information required by Item 308T(b) of Regulation S-B. Refer to Item 3 of the Form 10-QSB.

RESPONSE:

Item 308T of Regulation S-B is a temporary section that only applies to annual reports filed by small business issuers for a fiscal year ending on or after December 15, 2007 but before December 15, 2008.  As the Form 10-QSB is not an annual report that falls within this time period, we do not believe that it is necessary to amend our filing to comply with Item 308T.

BioSpecifics acknowledges that:

•	BioSpecifics is responsible for the adequacy and accuracy of the disclosure it the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	BioSpecifics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
August 3, 2007

If you have further questions or comments, please feel free to contact me at (516) 593-7000.

Very truly yours, BIOSPECIFICS TECHNOLOGIES CORP.
By:	/s/ Thomas L. Wegman
Name: Thomas L. Wegman Title: President

cc:           Carl A. Valenstein

Attachment – Letter to Todd Hardiman

Jim B. Rosenberg
August 3, 2007

August 3, 2007

VIA EDGAR TRANSMISSION

Todd Hardiman
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	BioSpecifics Technologies Corp. (“BioSpecifics”)
Waiver Request
Form 10-KSB for the Fiscal Year Ended December 31, 2005, 2004 and 2003
File No. 000-19879

Dear Mr. Hardiman:

By this letter, on behalf of our client, BioSpecifics Technologies Corp., we kindly request a waiver from the requirement that our predecessor auditor issue its opinion in regards to the non-restated portions of our 2003 financial statements, as set forth in the comment letter from the Staff of the Securities and Exchange Commission dated July 20, 2007 relating to the Form 10-KSB for the fiscal year ended December 31, 2005, 2004 and 2003 referenced above (the “2005 Form 10-KSB”).

Our current auditor has issued its opinion in the 2005 Form 10-KSB in regards to the restated portions of the 2003 financial statements, which restatement was approved by our Audit Committee.  Our predecessor auditor issued an opinion in connection with the 2003 financial statements that was filed with our Form 10-KSB for the fiscal year ended December 31, 2003 on November 22, 2004, as amended on December 2, 2004.  However, after many requests our predecessor auditor has refused to reissue its opinion in regards to the non-restated portions of the 2003 financial statements in the 2005 Form 10-KSB, despite the fact that it is their professional responsibility to do so under the current PCAOB rules and the information contain in Question 9 of the PCAOB Staff Questions and Answers, Adjustments to Prior-Period Financial Statements Audited By a Predecessor Auditor.

Because we are a small business with limited cash resources and staff, we do not believe it is practical for the company or meaningful to our investors to re-commence an audit for the 2003 financial statements with our current auditor, particularly in light of the fact that our current business model  has changed substantially from the 2003 period due to the discontinuation and sale of our major manufacturing subsidiary in March 2006.  We strongly believe that our predecessor auditor is under both a professional and an ethical obligation to reissue its opinion but we are unable to persuade or compel them to do so.  We are therefore seeking a waiver of the requirement that our predecessor auditor issue its opinion in regards to the non-restated portions

Jim B. Rosenberg
August 3, 2007

of the 2003 financial statements in the 2005 Form 10-KSB.  As our current auditor has issued its opinion in connection with the 2004 and 2005 financial statements in the 2005 Form 10-KSB and will issue its opinion in connection with the 2006 financial statements, which will be filed with our Form 10-KSB for the fiscal year ended December 31, 2006, we believe that our investors will have up-to-date audited financial information on which to rely in making investment decisions.

If you have further questions or comments, please feel free to contact me at (202) 508-4195.

Very truly yours, BIOSPECIFICS TECHNOLOGIES CORP.
By:	/s/ Thomas L. Wegman
Name: Thomas L. Wegman Title: President

cc:           Carl A. Valenstein